                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
                               (Amendment No. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 Waverly, Inc.
                            (Name of Subject Company)

                                 Waverly, Inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                   943614107
                      (CUSIP Number of Class of Securities)

                             Edward B. Hutton, Jr.
                     President and Chief Executive Officer
                            351 West Camden Street
                          Baltimore, Maryland  21117
                                 (410) 528-4000

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a copy to:

                             Michael P. Rogan, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                          Washington, D.C. 20005-2111
                                 (202) 371-7000

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Waverly, Inc., a Maryland corporation (the "Company"), filed with the Securities and Exchange Commission on February 18, 1998, as amended, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (the "Offer"), by MP Acquisition Corp., a Maryland corporation and an indirect wholly owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation ("Wolters Kluwer"). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2.   TENDER OFFER OF THE BIDDER

     Item 2 is hereby amended by adding thereto the following:

     On March 17, 1998, Wolters Kluwer issued a press release announcing that the expiration of the Offer has been extended to April 30, 1998. The Offer had been previously scheduled to expire on March 17, 1998.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 17, 1998

                              WAVERLY, INC.

                              By:  /s/ Edward B. Hutton, Jr.
                                   ------------------------------------
                                   Name:  Edward B. Hutton, Jr.
                                   Title: President and Chief Executive
                                          Officer